11016468



N.A. 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 15688 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transatlantic Securities Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Sherbrooke Street West, Suite 2200
(No. and Street)

Montreal (City) Quebec (Canada) (State) H3A 3R7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Dorey (514) 847-7638
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton
(Name – *if individual, state last, first, middle name*)

600 De la Gauchetière West, suite 1900, Montreal, Quebec, Canada H3B 4L8
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/16

# OATH OR AFFIRMATION

I, Robert Dorey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transatlantic Securities Company, L.P., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commissaire à l'Assermentation
SUZANNE VERDON
156 560
Tous les districts judiciaires du Québec

Signature

President / CEO / CFO
Title

Suzanne Verdon
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Transatlantic Securities Company, Limited Partnership

## Financial Statements
## December 31, 2010

Raymond Chabot Grant Thornton

# Independent Auditor's Report

**Raymond Chabot Grant Thornton LLP**
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Tel.: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Partners of
Transatlantic Securities Company, Limited Partnership
and to the Board of Directors of
Transatlantic Securities Limited

We have audited the balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2010 and the statements of earnings and comprehensive income, capital and cash flows for the year then ended pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Transatlantic Securities Limited's management in its capacity as General Partner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Limited Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Transatlantic Securities Company, Limited Partnership as at December 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Raymond Chabot Grant Thornton LLP[1]

Montréal
February 18, 2011

---

[1] Chartered accountant auditor permit no. 17724

# Transatlantic Securities Company, Limited Partnership
## Earnings and Comprehensive Income
Year ended December 31, 2010
(In U.S. dollars)

| | 2010 | 2009 |
|---|---|---|
| | $ | $ |
| **Revenue** | | |
| Commissions | **2,048,186** | 1,892,258 |
| Revenue on transactions | **50,000** | 50,000 |
| | **2,098,186** | 1,942,258 |
| Operating expenses | | |
| Brokerage commissions | **116,153** | 82,018 |
| Telecommunications | **112,824** | 109,563 |
| Clearing fees | **37,296** | 35,518 |
| General brokerage | **66,377** | 69,324 |
| Differences on transactions | **12,635** | 8,646 |
| | **345,285** | 305,069 |
| Earnings before other expenses (income) | **1,752,901** | 1,637,189 |
| Other expenses (income) | | |
| Administrative expenses | **882,323** | 662,487 |
| Professional fees | **79,454** | 107,407 |
| Exchange loss (gain) | **(5,177)** | 76,538 |
| Interest income | **(2,194)** | (1,936) |
| Changes in unrealized loss (gain) on shares | **(1,172)** | 1,467 |
| | **953,234** | 845,963 |
| **Net earnings and comprehensive income** | **799,667** | 791,226 |

The accompanying notes are an integral part of the financial statements.

# Transactlantic Securities Company, Limited Partnership
## Capital
Year ended December 31, 2010
(In U.S. dollars)

| | 2010 | | | 2009 |
|---|---|---|---|---|
| | General Partner | Limited Partner | | |
| | Transatlantic Securities Limited | Lombard Odier Darier Hentsch (Canada), Limited Partnership | Total | Total |
| | $ | $ | $ | $ |
| Capital investment, beginning of year | 50,000 | 2,650,000 | 2,700,000 | 200,000 |
| Partner's investment | | | | 2,500,000 |
| Capital investment, end of year | 50,000 | 2,650,000 | 2,700,000 | 2,700,000 |
| Current accounts | | | | |
| Balance, beginning of year | 5,000 | 786,226 | 791,226 | 4,460,790 |
| Drawings | (5,000) | (786,226) | (791,226) | (4,460,790) |
| | – | – | – | – |
| Net earnings | 5,000 | 794,667 | 799,667 | 791,226 |
| Balance, end of year | 5,000 | 794,667 | 799,667 | 791,226 |
| Capital, end of year | 55,000 | 3,444,667 | 3,499,667 | 3,491,226 |

The accompanying notes are an integral part of the financial statements.

# Transatlantic Securities Company, Limited Partnership
## Cash Flows
Year ended December 31, 2010
(In U.S. dollars)

| | 2010 | 2009 |
|---|---|---|
| | $ | $ |
| *OPERATING ACTIVITIES* | | |
| Net earnings | **799,667** | 791,226 |
| Foreign currency fluctuations | **(1,007)** | 25,640 |
| Changes in unrealized loss (gain) on shares | **(1,172)** | 1,467 |
| Non-cash item | | |
| Changes in working capital items (Note 4) | **42,235** | 80,075 |
| Cash flows from operating activities | **839,723** | 898,408 |
| *INVESTING ACTIVITIES* | | |
| Redemption of investment in Lombard Odier Darier Hentsch Services Inc. | | 1,985,550 |
| Investments and deposits with clearing organizations | **(960,000)** | |
| Disposal (acquisitions) of investments in shares | **(13)** | 328 |
| Cash flows from investing activities | **(960,013)** | 1,985,878 |
| *FINANCING ACTIVITIES* | | |
| Drawings | **(791,226)** | (4,460,790) |
| Partner's investment | | 2,500,000 |
| Cash flows from financing activities | **(791,226)** | (1,960,790) |
| Effect of exchange rate changes on cash | **1,007** | 15,803 |
| **Net increase (decrease) in cash** | **(910,509)** | 939,299 |
| Cash, beginning of year | **2,765,372** | 1,826,073 |
| Cash, end of year | **1,854,863** | 2,765,372 |

The accompanying notes are an integral part of the financial statements.

# Transatlantic Securities Company, Limited Partnership
## Balance Sheet
December 31, 2010
(In U.S. dollars)

| | 2010 | 2009 |
|---|---|---|
| | $ | $ |
| ***ASSETS*** | | |
| Current assets | | |
| Cash | **1,854,863** | 2,765,372 |
| Receivables from clients | **4,340** | 78,425 |
| Receivables from brokers | **1,000** | |
| Receivables from Lombard Odier Darier Hentsch Group, Geneva, and a company under common control, without interest | **125,697** | |
| Other accounts receivable and prepaid expenses (Note 5) | **75,508** | 54,913 |
| | **2,061,408** | 2,898,710 |
| Investments and deposits with clearing organizations (Note 6) | **1,790,423** | 829,238 |
| | **3,851,831** | 3,727,948 |
| ***LIABILITIES*** | | |
| Current liabilities | | |
| Payables to brokers | **148** | 77,250 |
| Payables to clients | **180** | |
| Payables to the Limited Partner and a company under common control, without interest | **291,910** | 96,065 |
| Other accounts payable and accrued liabilities | **59,926** | 63,407 |
| | **352,164** | 236,722 |
| ***PARTNERS' EQUITY*** | | |
| Capital | | |
| Capital investment | **2,700,000** | 2,700,000 |
| Current accounts | **799,667** | 791,226 |
| | **3,499,667** | 3,491,226 |
| | **3,851,831** | 3,727,948 |

The accompanying notes are an integral part of the financial statements.

On behalf of the Board of Directors of Transatlantic Securities Limited, in its capacity as General Partner,

Director

Director

# Transatlantic Securities Company, Limited Partnership
## Notes to Financial Statements
December 31, 2010
(In U.S. dollars)

### *1 - NATURE OF OPERATIONS*

Transatlantic Securities Company, Limited Partnership, is a limited partnership whose head office is located in Montréal, Quebec, and that is engaged in the stock brokerage business in the United States.

### *2 - ACCOUNTING CHANGES*

**Recent accounting pronouncements**

In January 2010, the Financial Accounting Standards Board (FASB) amended the existing authoritative guidance on disclosures on fair value measurements and clarified and provided additional disclosure requirements related to recurring and non-recurring fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009. The disclosure of the roll forward of activity in Level 3 measurements on a gross basis would be effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Limited Partnership is currently evaluating the impact of the adoption of the revised guidance on its financial statements.

In October 2009, the FASB amended the existing guidance on revenue recognition related to accounting for multiple-element arrangements. This amendment addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. The Limited Partnership is currently evaluating the impact of the adoption of this guidance on its financial statements.

### *3 - ACCOUNTING POLICIES*

**Accounting estimates**

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Limited Partnership may undertake in the future. Actual results may differ from these estimates.

**Financial statements**

The functional currency of the Limited Partnership is U.S. dollars. They include only the assets, liabilities, income and expenses of the Limited Partnership's operations. The statement of earnings does not include the partners' income taxes in determining the net earnings of the Limited Partnership. The Limited Partnership has evaluated all subsequent events through February 18, 2011, the date of issuance of these financial statements.

# Transatlantic Securities Company, Limited Partnership
## Notes to Financial Statements
December 31, 2010
(In U.S. dollars)

### *3 - ACCOUNTING POLICIES (Continued)*

**Revenue recognition**

The Limited Partnership's principal sources of revenue comprise commissions, income on transactions and interest income.

Security transactions are recorded in the accounts at the settlement date. Commission income and related expenses for transactions executed for clients but not yet settled are accounted for under the accrual basis of accounting. Interest income is recognized based on the number of days the investment was held during the year.

**Foreign currency translation**

The Limited Partnership applies the temporal method of accounting for the translation of Canadian currency into U.S. dollars. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average rate in effect during the year. Exchange gains and losses are included in the earnings for the year.

**Fair value of financial instruments**

The estimated fair value of certain financial instruments shown on the financial statements is equivalent to their carrying amount. These financial instruments include cash, receivables from clients, receivables from Lombard Odier Darier Hentsch Group, Geneva and a company under common control, other accounts receivable, deposits in cash, payables to brokers, payables to clients, payables to the Limited Partner and a company under common control and other accounts payable and accrued liabilities.

The Limited Partnership calculates the fair value of financial instruments using quoted market prices whenever available.

### *4 - INFORMATION INCLUDED IN CASH FLOWS*

The changes in working capital items are detailed as follows:

| | 2010 | 2009 |
|---|---|---|
| | $ | $ |
| Receivables from clients | **74,085** | (78,425) |
| Receivables from brokers | **(1,000)** | |
| Receivables from Lombard Odier Darier Hentsch Group, Geneva and a company under common control | **(125,697)** | 50,279 |
| Other accounts receivable and prepaid expenses | **(20,595)** | 40,659 |
| Payables to brokers | **(77,102)** | 77,250 |
| Payables to clients | **180** | |
| Payables to the Limited Partner and a company under common control | **195,845** | (3,920) |
| Other accounts payable and accrued liabilities | **(3,481)** | (5,768) |
| | **42,235** | 80,075 |

# Transatlantic Securities Company, Limited Partnership
## Notes to Financial Statements
December 31, 2010
(In U.S. dollars)

### *4 - INFORMATION INCLUDED IN CASH FLOWS (Continued)*

Cash flows relating to interest on operating activities are detailed as follows:

| | 2010 | 2009 |
|---|---|---|
| | $ | $ |
| Interest received | 2,194 | 1,936 |

### *5 - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES*

| | 2010 | 2009 |
|---|---|---|
| | $ | $ |
| Taxes receivable | 65,546 | 17,160 |
| Prepaid expenses | 9,962 | 37,753 |
| | 75,508 | 54,913 |

### *6 - INVESTMENTS AND DEPOSITS WITH CLEARING ORGANIZATIONS*

| | 2010 | 2009 |
|---|---|---|
| | $ | $ |
| Deposits in cash | | |
| Depository Trust Company | 50,000 | 50,000 |
| National Securities Clearing Corporation | 1,730,000 | 770,000 |
| | 1,780,000 | 820,000 |
| Shares | | |
| NASD, at market value | 7,119 | 5,947 |
| Other, at cost | 3,304 | 3,291 |
| | 1,790,423 | 829,238 |

### *7 - RELATED PARTY TRANSACTIONS*

**Related parties**

The partners of the Limited Partnership are Lombard Odier Darier Hentsch (Canada), Limited Partnership (hereafter "LODH Canada") and Transatlantic Securities Limited which is also a subsidiary of LODH Canada. The Limited Partnership is under common control as LODH Holding (Canada) Inc., Lombard Odier Darier Hentsch Services Inc., Lombard Odier Darier Hentsch Management (Canada) Inc. and Lombard Odier Darier Hentsch Securities (Canada) Inc.

# Transatlantic Securities Company, Limited Partnership
## Notes to Financial Statements
December 31, 2010
(In U.S. dollars)

### *7 - RELATED PARTY TRANSACTIONS (Continued)*

**Transactions during the year**

Income arising from transactions with the Lombard Odier Darier Hentsch Group, Geneva, represents 99.7% (99.7% in 2009) of the total revenues and is detailed as follows:

| | 2010 | 2009 |
|---|---|---|
| | $ | $ |
| Commissions | **2,042,413** | 1,886,713 |
| Revenue on transactions | **50,000** | 50,000 |
| | **2,092,413** | 1,936,713 |

In addition, commission income totalling $5,773 ($5,545 in 2009) is arising from Lombard Odier Darier Hentsch Securities (Canada) Inc.

Included in administrative expenses are amounts totalling $765,115 ($561,185 in 2009) charged by LODH Canada as the share of the Limited Partnership for certain employees' salaries, office rent, computer expenses, interest, office supplies and telecommunications, and management fees totalling $105,205 ($56,185 in 2009). In addition, administrative expenses include an amount of $19,529 ($14,664 in 2009) charged by Lombard Odier Darier Hentsch Services Inc. as the share of the Limited Partnership for data processing costs and management fees totalling $2,930 ($2,200 in 2009).

The Limited Partnership incurred professional fees with a law firm, in which one partner is a director of a company under common control, for an amount of $1,541 in 2010 ($24,846 in 2009).

These transactions were concluded in the normal course of operations and measured at the exchange amount, which is the amount established and accepted by the parties.

### *8 - FAIR VALUE MEASUREMENTS*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;
- Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;
- Level 3 – Inputs that are unobservable and significant to the overall fair value measurement.

# Transatlantic Securities Company, Limited Partnership
## Notes to Financial Statements
December 31, 2010
(In U.S. dollars)

### *8 - FAIR VALUE MEASUREMENTS (Continued)*

If the inputs used to measure the financial assets and liabilities fall within the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Shares, measured at fair value and amounted to $7,119 ($5,947 as at December 31, 2009) are based on Level 1.

### *9 - FINANCIAL RISKS*

The Limited Partnership is exposed to market risk through its use of financial instruments which result from both its operating and investing activities.

The Limited Partnership does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Limited Partnership is exposed to are as follows.

#### Market risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates and currency exchange rates. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the types of market risks faced by the Limited Partnership.

*Currency risk*

Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

The Limited Partnership is exposed to foreign exchange risk due to cash, receivables and payables denominated in Canadian dollars. As at December 31, 2010, assets denominated in Canadian dollars consisting of cash and receivables totalled $138,156 (C$137,407) ($262,592 (C$274,829) as at December 31, 2009) and payables denominated in Canadian dollars totalled $199,557 (C$198,478) ($141,542 (C$148,138) as at December 31, 2009).

The Limited Partnership does not enter into arrangements to hedge its foreign exchange risk.

#### Credit risk

Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk").

The Limited Partnership executes and settles various client and broker-dealer transactions. Execution of these transactions may expose the Limited Partnership to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Limited Partnership may sustain a loss if it has to purchase or sell the securities underlying the contracts at an unfavourable market price.

(In U.S. dollars)

***9 - FINANCIAL RISKS (Continued)***

Management considers that the Limited Partnership's exposure to credit risk is not significant.

*Concentration of credit risk*

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. The Limited Partnership does not expect non-performance by counterparties in the above situation. As well, there is a credit concentration with Lombard Odier Darier Hentsch Group, Geneva.

As at December 31, 2010, the Limited Partnership had respectively $1,686,101 and $168,762 of cash with one American bank and one Canadian bank ($2,432,371 and $333,001 as at December 31, 2009). These banks are reputable financial institutions with a quality external credit rating. At times, such deposits may exceed the amounts insured by The Federal Deposit Insurance Corporation.

***10 - NET CAPITAL REQUIREMENT***

The Limited Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires it to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its object being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness. As at December 31, 2010, net capital amounts to $3,275,359 and the aggregate indebtedness amounts to $352,164.

# Transatlantic Securities Company, Limited Partnership

## Condensed Balance Sheet
## December 31, 2010

Raymond Chabot
Grant Thornton

# Independent Auditor's Report on the Condensed Balance Sheet

**Raymond Chabot Grant Thornton LLP**
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Tel.: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the General Partner of
Transatlantic Securities Company,
Limited Partnership

We have audited, in accordance with auditing principles generally accepted in the United States of America, the balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2010 and the related statements of earnings and comprehensive income, capital and cash flows for the year then ended. In our report dated February 18, 2011, we expressed an unqualified opinion c those financial statements.

In our opinion, the information set forth in the accompanying condensed balance sheet is fairly stated, in all material respects, in relation to the financial statements from which it has been derived.

Raymond Chabot Grant Thornton LLP[1]

Montréal
February 18, 2011

---

[1] Chartered accountant auditor permit no. 17724

# Transatlantic Securities Company, Limited Partnership
## Condensed Balance Sheet
December 31, 2010
(In U.S. dollars)

| | 2010 | 2009 |
|---|---|---|
| | **$** | $ |
| ***ASSETS*** | | |
| Current assets | | |
| Cash | **1,854,863** | 2,765,372 |
| Receivables from clients, without interest | **4,340** | 78,425 |
| Receivables from brokers | **1,000** | |
| Receivables from the Lombard Odier Darier Hentsch Group, Geneva, and a company under common control, without interest | **125,697** | |
| Other accounts receivable and prepaid expenses | **75,508** | 54,913 |
| | **2,061,408** | 2,898,710 |
| Investments and deposits with clearing organizations | **1,790,423** | 829,238 |
| | **3,851,831** | 3,727,948 |
| ***LIABILITIES*** | | |
| Current liabilities | | |
| Payables to brokers, without interest | **148** | 77,250 |
| Payable to clients, without interest | **180** | |
| Payables to the Limited Partner and a company under common control, without interest | **291,910** | 96,065 |
| Other accounts payable and accrued liabilities | **59,926** | 63,407 |
| | **352,164** | 236,722 |
| ***PARTNERS' EQUITY*** | | |
| Capital | | |
| Capital investment | **2,700,000** | 2,700,000 |
| Current accounts | **799,667** | 791,226 |
| | **3,499,667** | 3,491,226 |
| | **3,851,831** | 3,727,948 |

Note: The Limited Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires it to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its object being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness. As at December 31, 2010, net capital amounts to $3,275,359 and the aggregate indebtedness amounts to $352,164.

On behalf of the Board of Directors of
Transatlantic Securities Limited, in its capacity
as General Partner,

Director

Raymond Chabot Grant Thornton

# INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

**Raymond Chabot Grant Thornton LLP**
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Tel.: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of Transatlantic Securities Limited
in its capacity as General Partner of
Transatlantic Securities Company, Limited Partnership

We have audited the accompanying financial statements of Transatlantic Securities Company, Limited Partnership as of and for the year ended December 31, 2010 and have issued our report thereon dated February 18, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but its supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Raymond Chabot Grant Thornton LLP* [1]

Montreal, Canada
February 18, 2011

---
[1] Chartered accountant auditor permit no. 7023

**Transatlantic Securities Company, Limited Partnership**
**Computation of Net Capital Pursuant to**
**Uniform Net Capital Rule 15c3-1 of the**
**Securities and Exchange Commission**
**December 31, 2010** **Schedule I**

| | | |
|---|---|---|
| **Net capital** | | |
| Total ownership equity stockholder's equity | | $ 3 499 667 |
| Substract nonallowable assets | | |
| Securities owned not readily marketable | $ 3 304 | |
| Receivables from affiliates | 125 697 | |
| Prepaid expenses | 9 962 | |
| Other accounts receivables | 65 546 | 204 509 |
| Deductions and/or charges | | |
| Haircut on canadian Cash | 4 596 | |
| Insurance | 13 135 | 17 731 |
| Haircuts on securities | | |
| Stocks and warrants | | 2 068 |
| Net capital | | $ 3 275 359 |
| **Aggregate indebtedness** | | |
| Payable to brokers or dealers and clearing organizations | | |
| Failed to receive: Other | $ - | |
| Clearing organizations: Other | 148 | 148 |
| Accounts payable and accrued liabilities | | 352 016 |
| Total aggregate indebtedness | | $ 352 164 |
| Minimum net capital | | $ 100 000 |
| Excess net capital | | $ 3 175 359 |
| Ratio - Aggregate indebtedness to net capital | | .10 to 1 |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission**

There are no differences between the amounts presented above and the amounts reported in the December 31, 2010 FOCUS report as filed

**Transatlantic Securities Company, Limited Partnership**
**Computation for Determination of Reserve Requirements**
**And Information Relating to Possession of Control**
**Requirements Pursuant to Rule 15c3-3 of the**
**Securities and Exchange Commission**
**December 31, 2010** **Schedule II**

---

The Company is exempt from the provisions of rule 15c3-3 in accordance with Section k(2) (i).

Raymond Chabot Grant Thornton

# REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

**Raymond Chabot Grant Thornton LLP**
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Tel.: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of Transatlantic Securities Limited
in its capacity as General Partner of
Transatlantic Securities Company, Limited Partnership

In planning and performing our audit of the financial statements of Transatlantic Securities Company, Limited Partnership (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications, and for the determining compliance with the exemptive provision of Rule 17a-13;

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

As of December 31, 2010, Transatlantic Securities Company, Limited Partnership is exempt from Rule 15C3-3 under paragraph K-2(a) because the Company does not carry any margin accounts on behalf of its customers and because it promptly transmits all customer funds and arranges to have all securities delivered in connection with its activities as a broker. No facts came to our attention to indicate that the exemption had not been complied with.

The management of Transatlantic Securities Limited in its capacity as General Partner is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Chabot Grant Thornton LLP[1]

Montreal, Canada
February 18, 2011

[1] Chartered accountant auditor permit no. 7023

Raymond Chabot Grant Thornton

# Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

**Raymond Chabot Grant Thornton LLP**
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Tel.: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of Transatlantic Securities Limited
in its capacity as General Partner of
Transatlantic Securities Company, Limited Partnership

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Transatlantic Securities Company, Limited Partnership and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you in evaluating Transatlantic Securities Company, Limited Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Transatlantic Securities Limited management in its capacity as General Partner is responsible for the Transatlantic Securities Company, Limited Partnership's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3) Compared any adjustments reported in Form SICP-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Chabot Grant Thornton LLP[1]

Chartered Accountants

Montreal, Canada
February 18, 2011

[1] Chartered accountant auditor permit no. 7023